Romarco Minerals Inc.
Western Goldfields, Inc.
U.S. Gold Corporation



**Building Critical Mass
in the US Gold Mining Industry**

Forward Looking Statement

Some of the statements contained in the following material are forward-looking statements and not statements of fact. Such statements are based on the current beliefs of management, as well as assumptions based on management information currently available. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from expected results. We seek safe harbour.

Strategy for Success

- **Acquire advanced-stage development projects that are under appreciated by the market**

- **Maximize potential of each asset**

- **Support continuing exploration programs**

- **Build shareholder loyalty and support**

Strategy for Success

- **250,000+ ounces of profitable gold production a year from two or more projects**

- **3+ million ounces of reserves from two or more projects**

- **Establish portfolio of high class exploration properties**

- **Focus on geographic areas of expertise**
  - **North and South America**

The New Romarco –
An Opportunity for Growth

- **Strong assets with significant exploration potential and strong operating and financial expertise**

- **3.0+ million ounces of gold resources**

- **Possible 200,000 oz producer in 1-2 years**

- **Only 3 companies in 100,000 – 300,000 oz per year range**

- **Rapid elevation to TSX, planned listing on AMEX**

- **Potential to grow further with strong financial backing**

- **Strong pipeline of exploration projects**

The Opportunity

- **Romarco brings:**
  - Recognized mine building experience and expertise
  - Established financial expertise
  - Strong investor support
  - Excellent advanced stage exploration portfolio

- **Western Goldfields brings:**
  - Excellent core asset – Mesquite well-regarded in industry
  - Operating expertise
  - Generative exploration experience
  - Complimentary shareholder base

- **U.S. Gold brings:**
  - Excellent core asset – renewed industry focus on Cortez Trend
  - Exploration upside – significant, strategic land package
  - Complimentary shareholder base

Romarco Strengths

- **Well respected, well connected in North American and European financial markets (institutions, analysts, brokers)**

- **Operational expertise**

- **Support of large shareholders**
  - Arranged US$6 million facility (twice the size of Romarco's current market cap) in less than 1 week

- **Access to capital**

- **Established connections with senior gold producers**

- **Advancing 4 projects in Nevada and 1 in Peru**

Romarco Gold Projects

- **Buckskin-National**
  - 100%, Nevada

- **Pine Grove**
  - 60%, Nevada

- **Cori Puncho**
  - 50%, Peru

- **Roberts Mountains**
  - 100%, Nevada

- **Golden Zebra**
  - 100%, Nevada

Full project details and maps are available in Romarco's corporate presentation at:
www.romarco.com/ppt.html

Western Goldfields' Strengths

- Excellent core asset - Mesquite Mine
- Acquired from Newmont
- Strong technical and operating team (ex. Newmont, Kennecott)
- Exploration projects in California, Idaho and Nevada
- Newmont owns 10%


Oregon
Idaho
Lincoln Hill Project
Nevada
Utah
Sunny Slope Project
California
Arizona
Mesquite Mine
Cahuilla Project
Western Goldfields, Inc.
Gold Projects

Mesquite Mine

- **Past production of 200,000 ounces per year @ $200 average cash costs**
- **More than 4 million ounces mined, 3 million ounces recovered**
- **Fully permitted**
- **Resources of 110 million tonnes @ 0.62 g/t**
- **Mineable reserves of 38 million tonnes @ 0.72**
- **Currently producing 25-30,000 ounces per year**
- **High grade mineralization near surface and at depth**
- **Optimize recovery of 140 million tonnes on leach pad**
- **Commence start up operations**

U.S. Gold's Strengths

- **Strategic land position in prolific Cortez Gold Trend of Nevada**

- **New gold rush along Cortez Hills Gold Trend**

- **Tonkin Springs Mine**

- **Placer Dome owns 4.5%**

Tonkin Springs Mine

- **36 square mile property package**

- **Located near Placer Dome's 20+ million ounce Cortez JV discovery**

- **30.7 million tons of mineralized material grading 0.045 opt (approx. 1.3 million ounces)**

- **Resources within pit plans of 4.2 million tons grading 0.096 opt (approx. 400,000 ounces)**

- **Robust economics @ $350 gold**

- **Significant exploration potential**

- **Existing mill and infrastructure ($30 million)**

Tonkin Springs



Advantages to Romarco

- **Immediate reserves and resources**

- **Near term production**

- **Increased liquidity & market visibility**

- **Rapid elevation to TSX**

- **Planned listing on AMEX**

Advantages to Western Goldfields

- **Shareholders retain major exposure to the project they backed originally – Mesquite**

- **Funding Feasibility Study and startup of Mesquite**

- **Expanded advanced-stage exploration portfolio**

- **Increased liquidity & market visibility**

- **Immediate TSX-V listing with rapid elevation to TSX**

- **Planned elevation from OTC to AMEX**

Advantages to U.S. Gold Corporation

- **Shareholders retain major exposure to the project they backed originally – Tonkin Springs**

- **Funding Feasibility Study and startup of Tonkin**

- **Expanded advanced-stage exploration portfolio**

- **Increased liquidity & market visibility**

- **Immediate TSX-V listing with rapid elevation to TSX**

- **Planned elevation from OTC to AMEX**

2005 Goals and Objectives

- **Drill program underway at Buckskin-National**
- **Initiate Feasibility Study and start-up of Mesquite**
- **Comprehensive exploration evaluation of Tonkin**
- **Initiate Feasibility Study and start-up of Tonkin**
- **4 advanced stage exploration drill programs**

Junior-Intermediate Producers

	Annual production	Shares outstanding	Market cap (CDN$ millions)
Northgate	310,000	200,000,000	$294
Meridian	300,000	99,000,000	$2,100
Agnico-Eagle	280,000	86,000,000	$1,300
Queenstake	270,000	500,000,000	$140
NewCo	100-200,000	115,000,000	$35
Yamana	100,000	122,000,000	$533
Eldorado	72,000	276,000,000	$806
Kirkland Lake	60,000	45,000,000	$175
Nevada Pacific	30,000	55,000,000	$47



Romarco Minerals Inc.

TSXV: R

www.romarco.com

Diane Garrett
President & CEO
830-634-7489
dgarrett@romarco.com

Ralf Langner
VP-Finance
604-688-9271
rlangner@romarco.com

Western Goldfields, Inc.

OTC-BB: WGDF

www.westerngoldfields.com

Thomas Mancuso
President & CEO
775-337-9433
info@westerngoldfields.com

Douglas Newby
Executive VP
646-879-5970
djnewby@proteuscapital.com

U.S. Gold Corporation

OTC-BB: USGL

www.usgoldmining.com

William Reid
President & CEO
303-238-1438
billr@usgoldmining.com

Why own Romarco?

- **Highly experienced management and Board of Directors with proven track records of success**

- **5 high quality gold/silver exploration projects in North and South America**

- **65% Institutional ownership**

- **Insiders control 5%**

- **Binding agreements to merge with Western Goldfields Inc. and U.S. Gold Corp.**

- **Independent audit & compensation committee**



Geological Characteristics of Bonanza Gold-Silver Deposits

Identifiable Features	Buckskin-National	Pine Grove
Same geological age & setting as Midas & Sleeper (and other deposits in Nevada)		
Strong Enrichments of: • Mercury • Arsenic • Antimony • Selenium		
High grade bonanza ores previously mined in the district & from the property		

Exploration Projects - Nevada


BUCKSKIN-NATIONAL
Sleeper
Midas
GOLDEN ZEBRA
WINNEMUCCA
ELKO
Carlin
CARLIN TREND
Cortez Hills
ROBERTS MOUNTAINS
BATTLE MOUNTAIN
RENO
WALKER LANE
Round Mountain
PINE GROVE
STATE OF NEVADA
LAS VEGAS

- **Buckskin-National Gold/Silver Project (100%)**
- **Pine Grove Gold/Silver Project (60%)**
- **Roberts Mountains Gold Project (100%)**
- **Golden Zebra Gold/Silver Project (100%)**

Buckskin-National Project



100% Lease Agreement with 3 Private Parties

Buckskin-National Project (100%)

- Advanced stage exploration project
- Carlin Trend
- Geologically similar to Midas, Sleeper
- 100% Lease
- Drilling - June 2005



BUCKSKIN
-NATIONAL
Sleeper
GOLDEN ZEBRA
ELKO
WINNEMUCCA
Carlin
Cortez Hills
ROBERTS MOUNTAINS
CARLIN TREND
BATTLE MOUNTAIN
RENO
WALKER LANE
Round Mountain
PINE GROVE
STATE OF NEVADA
LAS VEGAS

Buckskin-National Gold Project (100%)



Buckskin-National Project

- **National Mining District**
- **2 miles from historic, high grade National Mine**
- **National Mine yielded some of the richest ores mined in the US**



National Vein
Birthday Vein
R 39 E
R 40 E
T 46 N
T 45 N
Buckskin-National Project Area
Bell Vein
John Bell claim group
Limits of Hydrothermal Alteration
Strong Hydrothermal Alteration
(Generalized Target Area)
Weak to Moderate Alteration
miles
kilometers
N
Romarco Minerals, Inc.
Buckskin-National Project
National Mining District
Figure 2

Buckskin-National Project

- **Property includes past producing high grade Bell Vein**

- **Bell Vein mined only to 400 ft level**

- **Extraordinary enrichments of Mercury, Antimony, Selenium, Arsenic**

- **Mined for Mercury in the past**



Romarco Minerals, Inc.

Buckskin-National Project
Humboldt County, Nevada

Drill Holes and Mine Workings
Figure 3

R.M. Hatch   May 2004

Buckskin-National Project (100%)



Mercury



Antimony



Antimony PPM
Sample intervals are nominally
40 feet (12.2 m) in length
Bell Vein
Scale = 1:5,000
Romarco Minerals, Inc.
Buckskin-National Project
X-Section N 4,626,730
ANTIMONY
Figure 6

Selenium



Arsenic



Gold


Gold PPB
Sample intervals are nominally 40 feet (12.2 m) in length
Bell Vein
Scale = 1:5,000
Romarco Minerals, Inc.
Buckskin-National Project
X-Section N 4,626,730
GOLD
Figure 9

Buckskin-National Project (100%)



Buckskin-National Bell Vein Ore

- **Drilling to commence June 2005**

- **7500 feet, all core drilling**

- **2004 mapping and soil geochemistry program identified numerous potential targets**



Pine Grove Project



**60% Option Agreement with
Toquima Minerals US**

Pine Grove Project (60%)

- **Advanced stage exploration project, Walker Lane Mineral Belt**
- **Geologically similar to Buckskin-National, Midas, Sleeper**
- **Option agreement with Toquima Minerals US**
- **Drilling – 3rd quarter 2005**


BUCKSKIN-NATIONAL
Sleeper
Midas
JERRITT CYN TREND
GOLDEN ZEBRA
WINNEMUCCA
ELKO
Carlin
Cortez Hills
ROBERTS MOUNTAINS
CARLIN TREND
BATTLE MOUNTAIN
Round Mountain
WALKER LANE
PINE GROVE
STATE OF NEVADA
LAS VEGAS

Pine Grove Project (60%)



- **Historic Production on claims - Rockland Mine**

- **35,000 ounces Au equivalent**

- **2.6 opt gold / 50.1 opt silver**

- **Drilling: 100' @0.04 opt inc. 10' @ 0.18 opt gold**

- **Only 20% of the alteration system tested**

Roberts Mountains Project



100% Lease Agreement with Scoonover Exploration, LLC

Roberts Mountains Project (100%)

- **Battle Mountain - Eureka Gold Trend**
- **Carlin, Rain-type system**
- **100% Lease**



BUCKSKIN-NATIONAL
Sleeper
Midas
GOLDEN ZEBRA
WINNEMUCCA
ELKO
Carlin
CARLIN TREND
Cortez Hills
OBERTS
OUNTAINS
RENO
PINE GROVE
WALKER LANE
STATE OF NEVADA
LAS VEGAS

Roberts Mountains Gold Project (100%)


ROMARCO
Minerals Inc.
Roberts Mountains
Cortez Hills Area, Nevada
Pipeline Mine
South Pipeline Mine
Cortez NW Deep Deposit
Cortez Gold Mines
Cortez Hills Deposit
Pediment Deposit
Buckhorn Mine
Horse Canyon Mine
ET Blue Deposit
Toiyabe Mine
Indian Ranch Deposit
Rooster Deposit
Tonkin Springs Mine
Gold Pick Deposit
Gold Bar Mine
Lander County
Eureka County
0 5 10 15 km
Map compiled and copyright by
Mineral Information Maps

- **Immediately within the are of the Gold Bar mine and its satellite deposits**
- **Drilling – 3rd quarter 2005**

Roberts Mountains Project (100%)



Conceptual Cross Section - Looking Northwest

Northwest Trending Valley
-Topography and Faults Parallel
to
Battle Mountain-Eureka Mineral Belt

Atlas Gold Stone Pit
-Mined by Atlas Precious Metals, Inc.
Approximately 80,000 ounces Gold mined

Atlas-Type Target
-Possible Down Dip Extension of
Gold Stone Deposit

Target Mineralization
Indicated by:
-Up dip Gold Stone Deposit
-Surface Jasperoids
-Iron Oxidation
-Decalcified Limestones

Rain-Type Deposit (up to 3,000,000 oz Au)
-Structure Controlled Sediment-Hosted Type Target

Legend

DS Claims: Units

Description

- Mineralized Zone
- Ordovician Vinnini Formation
- Mississippian Webb Formation
- Upper Devonian Devils Gate Limestone
- Devonian Denay Limestone

Golden Zebra Project



**100% Option Agreement with
Diversified Inholdings, LLC**

Golden Zebra Project (100%)

- Carlin Trend
- < 5 miles from Midas
- 100% Lease



BUCKSKIN-NATIONAL
Midas
GOLDEN ZEB
Sleeper
WINNEMUCCA
ELI
Carlin
Cortez Hills
ROBERTS MOUNTAINS
RENO
BATTLE MOUNTAIN
TREND
WALKER LANE
Round Mountain
PINE GROVE
STATE OF NEVADA
LAS VEGAS

Golden Zebra Project (100%)

- **Carlin Trend, 3 miles from Midas**
- **Untested Midas style banded quartz adularia veins**
- **Float boulders up to 30.9 g/t to south of property**
- **Atna/GrandCru JV to the south**
- **Mapping & soil sampling program in summer 2005**



Newmont 2003 Drill Program
Midas
Golden Zebra
Clover Resource
Chimney Creek
Midas Road
Northern Nevada Rift
Hollister
Golconda
Goldstrike
Carlin
Lone Tree
Marigold
Battle Mountain
Battle Mountain Complex
Mule Canyon
Gold Quarry
10 km
6 miles

>1Moz Gold Deposits

Volcanic - Hosted Epithermal

Sediment - Hosted

Active Exploration Projects

Golden Zebra Project

Newmont 2003 Drill Program

Veneer of Post Mineral Cover

Untested Banded Quartz Adularia Veins

Silica Breccias with Anamalous Au

Float Boulders to 30.9 g/t Au

Clover Resource – 9.7 Meters of 25.3 g/t Au

Romarco Claims

Atna/Grandcru

Ranch Land



Cori Puncho Project



50/50 Joint Venture with NDT Ventures, Ltd

Cori Puncho Project



- 50/50 Joint Venture with NDT Ventures, Ltd.

- San Roman, Province

- Known mineralized structural zone (5 km) with known gold occurences

- Never drilled

- Surface mining of veins by "informales"

- Control 85% of mining district

Cori Puncho Project – Peru



- **Known mineralized structural zone (5 km) with known gold occurrences**

- **Never drilled**

- **Surface mining of veins by "informales"**

- **Control 85% of mining district**

Cori Puncho Gold Project


CLAIM BOUNDARY
N
Hematite
gossan
breccia
Hm bx
DDH
Ba
gossan
DDH
DDH
open cut
sk
Quello 7
Permissive Zone
to paved
highway
ROAD
CP HILL MAP
Cu-Ox
qtz-py-hem
Main Shear
gt-bar-hem stkwk
ser-hem,lm,mtx
abn CuOx
10-20m
open cut
Mg-trem-gar-cpy
in f.g. diorite
Mg-trem-py-cpy
stkwk
Mg stkwk
PERU
Yanacocha
Alto Chicama
Pierina
Lima
Orcopampa
Arequipa
CORI PUNCHO
LEGEND
Andesite Volcanic Flows, fine grained
Hornblende Porphyry Diorite
Massive Limestone, Quartzite
Mineralized structure
Permissive Zone
Strong clay alteration
Trench
Adit
DDH
Minsur drill hole
0
1000 m
March 2005

Looking South at CP Hill



Closer View of CP Hill – Looking South



Cori Puncho Gold Project



Cori Puncho Gold Project

General Geology
CP Hill



21 metres @ 1.59 g/t
OPEN
OPEN
OPEN
A
A'
N
65 DIP
Legend
GEOLOGY
KEY
CAMINO VENTURES S.A.C.
NDT VENTURES LTD.
CORI PUNCHO PROJECT
DEPT. OF PUNO - PERU
CP HILL
General Geology and Gold Values

Cori Puncho Gold Project



A
A'
2m / 0.528
2m / 0.779
Strongly anomalous gold values
Trench 21m/1.59
2m / 2.26
2m / 2.82
open
MAIN TARGET ZONE
0
50
100
meters
Gold values in grams per tonne
Cover
Chip Sample
Main Shear Zone (breccia, strong clay alteration)
Hanging Wall Zone Altered Andesite (hematite / quartz stockwork)
Andesite Flow Breccia

Quello 7 – Looking North



Cori Puncho Gold Project



Top of CP Hill looking north



Footwall Shear looking South

Western Goldfields Inc.

- Binding Agreement - June 2005
- Excellent core asset - Mesquite Mine
- Acquired from Newmont
- Strong technical and operating team (ex. Newmont, Kennecott)
- Exploration projects in California, Idaho and Nevada
- Newmont owns 10%


Oregon
Idaho
Lincoln Hill Project
Nevada
Utah
Sunny Slope Project
California
Arizona
Mesquite Mine
Cahuilla Project
Western Goldfields, Inc.
Gold Projects

Mesquite Mine

- **Past production of 200,000 ounces per year @ $200 average cash costs**

- **More than 4 million ounces mined, 3 million ounces recovered**

- **Fully permitted**

- **Resources of 110 million tonnes @ 0.62 g/t**

- **Mineable reserves of 38 million tonnes @ 0.72 g/t**

- **Currently producing approx. 25,000 ounces per year**

- **High grade mineralization near surface and at depth**

- **Optimize recovery of 140 million tonnes on leach pad**

- **Commence start up operations**

Mesquite Mine – High Grade Drill Holes



Mesquite Mine – High Grade Potential

- **Big Chief South/Bayhorse -High grade drill intercepts in place:**

- **MR-3052 –24m averaging 23 g/t gold including 9m @ 58 g/t (highest 1.5m @ 210 g/t)**
  - SM-1404 –15m @ 33 g/t gold including 3m @ 151 g/t
  - SM-1970 –3m @ 133 g/t gold including 1.5m @ 257 g/t
  - MR-2793 –15m @ 12 g/t gold including 3m @ 60 g/t

- **High grade gold mineralization also encountered in many other areas throughout the permitted mine site**

- **Significant deep high grade targets have been identified through detailed evaluation of the vast geologic database**

Mesquite Mine – Other Opportunities

- **Future site of the largest landfill in the United States**

- **Scheduled to start before 2009, the project has a 100 year permitted life**

- **Will utilize all material on leach pads, waste dumps and stockpiled clays**

- **Potential to reduce the cost of pre-stripping by transporting waste material directly from pits to landfill site**

- **Will utilize much of the existing infrastructure potentially reducing reclamation costs**

- **Currently evaluating other business development opportunities**

U.S. Gold Corporation

- **Binding agreement – June 2005**

- **Strategic land position in prolific Cortez Gold Trend of Nevada**

- **Tonkin Springs Mine**

- **Placer Dome owns 5%**

Tonkin Springs



TONKIN SPRINGS PROJECT
Twin Peaks
CARLIN GOLD TREND
(Over 50 Million Ounces Produced)
Bootstrap
+1,000,000 oz Au
Dee
Ren
Meikle
+7,100,000 oz Au
Betze/Post/Screamer
34,200,000 oz Au
Genesis/Blue Star
4,000,000 oz Au
Carlin
8,000,000 oz Au
ELKO
Lone Tree
7,000,000 oz Au
Gold Quarry
+11,000,000 oz Au
BATTLE MOUNTAIN
Maggie Creek
Marigold
5,000,000 oz Au
Rain
4,600,000 oz Au
Trenton Canyon
1,500,000 oz Au
Surprise
300,000 oz Au
Phoenix - Fortitude
18,325,000 oz Au
Mule Canyon
+900,000 oz Au
Fire Creek
Miles
Kilometers
Hilltop
1,000,000 oz Au
Cove/McCoy
3,940,000 oz Au
Robertson
1,000,000 oz Au
Pipeline/South Pipeline
+10,000,000 oz Au
Gold Acres/Cortez
2,600,000 oz Au
Buckhorn
1,500,000
Cortez Hills-Pediment
7,500,000 oz Au
New Discovery
Horse Canyon
300,000 oz Au
ET Blue
New Discovery
Tonkin Springs Project
1,265,000 oz Au
1 0 1 Miles
Gold Bar
556,000 oz Au
Gold Stone,
Pick, Ridge
1,000,000 oz Au
Nevada
Ruby Hill Project
+1,000,000 oz Au
Generalized Geology Map
N
CORTEZ GOLD TREND
(Over 23 Million Ounces Produced)
Mine Name
Oz Produced, Reserve or Resource
Current gold resources in Nevada are over 135 million ounces, and total production from 1859 through 2001 totals 137 million ounces.
Most of these resources come from the Carlin and Cortez Gold Trends.


ROMARCO Minerals Inc.
Tonkin Springs
Cortez Hills Area, Nevada
Pipeline Mine
South Pipeline Mine
Cortez NW Deep Deposit
Cortez Gold Mines
Cortez Hills Deposit
Pediment Deposit
Victoria Resource
Buckhorn Mine
J-Pacific Gold
Bravo Venture
Horse Canyon Mine
ET Blue Deposit
Idaho/ Placer
Miranda Gold
Cortez JV Placer Dome/ Kennecott
NDT Ventures
Toiyabe Mine
Greencastle
White Knight
Indian Ranch Deposit
Chapleau
Mill City Gold/ Minterra
Nevada Pacific Gold
Rooster Deposit
Tonkin Springs Mine
Minterra
Great American Minerals
Cordex
Schoonover Expl.
Gold Pick Deposit
Nevada Gold Ventures
Gold Bar Mine
American Bonanza
Newmont
Lander County
Eureka County
0 5 10 15 km
Map compiled and copyright by Mineral Information Maps

Tonkin Springs

- **Battle-Mountain/Cortez Gold Trend**
- **36 square mile property package**
- **Located near Placer Dome's 20+ million ounce Cortez JV discovery**

Tonkin Springs

- **27.4 million tonnes of mineralized material grading 1.54 g/t (approx. 1.3 million ounces)**

- **Resources within pit plans of 3.8 million tonnes grading 3.29 g/t (approx. 400,000 ounces)**

- **Robust economics at $350 gold**

- **Significant exploration potential**

- **Existing mill and infrastructure ($30 million)**

Tonkin Springs



Tonkin Springs



Junior-Intermediate Producers

	Annual production	Shares outstanding	Market cap (CDN$ millions)
Northgate	310,000	200,000,000	$294
Meridian	300,000	99,000,000	$2,100
Agnico-Eagle	280,000	86,000,000	$1,300
Queenstake	270,000	500,000,000	$140
NewCo	100-200,000	115,000,000	$35
Yamana	100,000	122,000,000	$533
Eldorado	72,000	276,000,000	$806
Kirkland Lake	60,000	45,000,000	$175
Nevada Pacific	30,000	55,000,000	$47

2005 Goals and Objectives

- **Drill program underway at Buckskin-National**

- **Initiate Feasibility Study and start-up of Mesquite**

- **Comprehensive exploration evaluation of Tonkin**

- **Initiate Feasibility Study and start-up of Tonkin**

- **4 advanced stage exploration drill programs**

Romarco Minerals Inc.

TSX Venture	**Symbol: R**
Shares:	
Outstanding	**24.3 million**
Fully Diluted	**28.2 million**
Market Cap	**C$ 7.0 million**
Website	**www.romarco.com**
Phone:	**(604) 688-9271**
Fax:	**(604) 688-9274**

Romarco Minerals Inc.
Western Goldfields, Inc.
U.S. Gold Corporation



**Building Critical Mass
in the US Gold Mining Industry**